

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via Email
Scott Friedlander
Vice President, General Counsel and Secretary
ADS Waste Holdings, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32801

Re: ADS Waste Holdings, Inc.
Registration Statement on Form S-4
Filed September 12, 2013
File No. 333-191109

Dear Mr. Friedlander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 8¼% Senior Notes and Guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight Eastern

Time on the 20th business day and the offer must remain open continuously until at least that time. Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. We note that your exchange notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by all of your current and future U.S. subsidiaries that guarantee your senior secured credit facilities. Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X.

4. Please revise your filing to include the pro forma earnings per share data required by Article 11-02(b)(7) of Regulation S-X.

5. Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

Market, Industry and Financial Data, page ii

6. If true, please confirm that all market and industry data was not commissioned by you for a fee for use in the registration statement.

Prospectus Summary, page 1

Our Company, page 1

7. Supplementally please provide supporting documentation for all of the statistical and similar market and industry disclosures you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the statements you make in your prospectus.   With respect to the following factual statements, please disclose in the filing whether the source of the information is management's belief, industry data, general articles, or another source:

    - "We are the largest privately owned non-hazardous solid waste management company in the…" [page 1]

    - "We are a leader in environmental services, providing non-hazardous solid waste collection, transfer, recycling and disposal services..." [page 1]

    Please note that the above list is not meant to be exclusive.

Our Competitive Strengths, page 2

8. We note that you have incurred losses for fiscal years ended December 31, 2012, 2011 and 2010. Please balance your disclosure with your history of net losses, as reflected in the financial statements.

Risk Factors, page 16

General

9. Please add a risk factor addressing your history of net losses.

Our financial and operating performance may be affected by the inability in some instances to renew landfill operating permits, obtain new landfills or expand existing ones…, page 21

10. We note that in 2013 the Agency of Natural Resources denied landfill certification of Moretown Landfill, Inc. and ordered you to close your Moretown landfill. Please revise your risk factors to include disclosure related to your closure of Moretown landfill or any other landfill closures. Please disclose the impact of the loss of your Moretown landfill in your MD&A.

Management's Discussion and Analysis…Results of Operations, page 34

Senior Secured Credit Facilities, page 54

11. We note your disclosure that you are in compliance with all covenants associated with your various debt agreements. In cases where financial covenants exist, please expand your disclosure to provide the actual and required financial ratios for each agreement as of your most recent fiscal year end and interim balance sheet date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants.

Critical Accounting Policies and Estimates, page 57

Landfill Accounting, page 58

12. As discussed on page 61, one of your landfill sites was deemed to be impaired at December 31, 2012, due to permitting issues, resulting in an impairment charge of $43.7 million in the East region. Please expand your discussion of the impairment testing for this site and any other landfill site with a fair value not substantially in excess of carrying value to include detailed disclosure specific to the site and providing investors with information to assess the probability of a future material impairment charge and to address the material implications of uncertainties associated with the methods,

assumptions and estimates underlying your critical accounting measurements. Such disclosure could include the following:

- Identification of the landfill site and an explanation of the specific permitting issues;
- Carrying value of the specific landfill site;
- Details on subsequent tests of recoverability, including quantification of the difference between the undiscounted cash flows resulting from your probability-weighted estimation approach and the carrying value;
- Description of assumptions that are key to your testing and an explanation of different scenarios considered and how they are weighted;
- An explanation of the degree of uncertainty associated with the key assumptions and how these cases relate to past historical results. The discussion should provide specifics to the extent possible (e.g., the valuation model assumes permitting within a defined period of time), with quantified information where available and useful to an investor's understanding of the risk of potential additional impairment.

Refer to S-K 303(a)(3)(ii) and Section V of Interpretive Release No. 33-8350.

Goodwill Recoverability, page 63

13. Please revise to clarify whether you have material goodwill at reporting units that are at risk of failing step one or there are no reporting units at risk.

Business, page 65

Legal Proceedings, page 81

14. Please expand your disclosure in this section to include the class action claims referenced in Note 5 of your financial statements. We note your disclosure in Note 5 that the preliminary approved settlement would receive final approval by the court in December 2012. Please tell us whether the court has approved the settlement.

Director and Executive Compensation, page 87

Cash Bonus Opportunities, page 89

Annual Cash Bonus Opportunity, page 89

15. We note that named executive officers are eligible to earn bonuses under your MIP based on the achievement of business and performance targets. The Business Performance Factor determines 60% of the total MIP award and the Individual Performance Factor determines the remaining 40%. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive

officers to earn their incentive compensation. Please disclose the elements of individual performance that you considered in determining the base salary and annual bonuses of each named executive officers.

Grants of Plan-Based Awards in Fiscal 2012, page 93

16. Please provide some level of narrative disclosure, either here or in the Compensation Discussion and Analysis, addressing the replacement option award referenced in footnote (4).

Employment and Related Agreements of Charles C. Appleby, page 94

17. We note your disclosure on page 100 regarding the promissory notes relating to the exercise of Advanced Disposal Stock options. Specifically, we note that your named executive officers have issued you promissory notes in the amount of $28 million. Please disclose in greater detail how your named executive officers exercised their options, including the specific amounts each officer owes under their respective promissory notes. To the extent that any loans remaining outstanding, advise us of your compliance with section 402 of the Sarbanes-Oxley Act of 2002.

Certain Relations and Related Party Transactions, page 100

Promissory Notes Relating to Exercise of Advanced Disposal Stock Options, page 100

18. We note your disclosure on page 95 regarding Mr. Appleby's shareholder loan repayment obligation. Please confirm that this shareholder loan relates to the exercise of Advanced Disposal Stock options referenced on page 100. Please disclose whether your other named executive officers have similar shareholder loan repayment obligations.

The Exchange Offer, page 102

Expiration Date; Extensions; Amendment; Termination, page 105

19. We note that you reserve the right to extend the exchange offer by giving written notice of such extension to the exchange agent. Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-l(d).

Description of Exchange Notes, page 112

Subsidiary Guarantees, page 114

20. We note your references to the fact that the Guarantors "will jointly and severally, fully and unconditionally, guarantee the Issuer's obligations under the Notes and the

Indenture." Given the existence of the guarantee release provisions, please revise your disclosure to indicate that there are circumstances when the subsidiary guarantors may be released from their obligations and explain those circumstances in detail. Please revise your entire prospectus accordingly.

Part II Information Not Required in Prospectus, page II-1

Exhibits and Financial Statement Schedules, page II-16

Exhibits 10.1 and 10.3

21. We note that you have not filed the exhibits and schedules to your (i) Senior Secured Credit Agreement, dated as of October 9, 2012, attached as Exhibit 10.1; and (ii) Share Purchase Agreement, dated as of July 18, 2012, attached as Exhibit 10.3. Please file complete copies of these agreements with your next amendment.

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

22. The date of the audit report for Veolia ES Solid Waste, Inc., is March 19, 2012, not March 18 as stated in the consent. Please provide a consent that refers to the proper audit report date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott Friedlander
ADS Waste Holdings, Inc.
October 9, 2013
Page 7

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact, Tracie Towner, Staff Accountant, at 202-551-3744 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

       Sincerely,

       /s/ Jay Ingram

       Jay Ingram
       Legal Branch Chief

cc: Richard Alsop, Shearman & Sterling LLP